Filed by: Euro Sun Mining Inc. (formerly Carpathian Gold Inc.)
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Nevsun Resources Ltd.
Commission File No. 001-32405

EURO SUN AMENDS ITS PORTION OF PROPOSAL TO ACQUIRE
NEVSUN TO 50% CASH AND 50% STOCK

Toronto, Ontario, Jun 4th, 2018 - Euro Sun Mining Inc. (TSX: ESM) ("Euro Sun" or the "Company") reports that the Company has amended its portion of the joint proposal with Lundin Mining (TSX: LUN) to acquire Nevsun Resources (TSX: NSU) to include CDN$150 million in cash and CDN$150 million in ESM stock. The Company encourages Nevsun's management and Board of Directors to engage as it is in the best interests of all stakeholders. The total proposed consideration of CDN$5.00 per share for the acquisition of all Nevsun stock includes CDN$150M cash from Euro Sun and CDN$600M cash from Lundin Mining along with CDN$150M in Euro Sun stock and CDN$600M in Lundin Mining stock. Euro Sun's stock portion only represents 10% of the total consideration in this proposal.
Since making the proposal public on May 7th, 2018 numerous meetings have been held with shareholders of Nevsun, both in person and via teleconference. To date shareholders representing over 30% of Nevsun shares outstanding have expressed support for the Euro Sun led offer and encourage all parties to actively engage in a friendly transaction.
G. Scott Moore, President and CEO of Euro Sun stated: "We are ready and willing to engage with Nevsun in friendly and meaningful discussions to conclude a transaction in the best interests of all stakeholders. We have extensive operational experience across Africa and look forward to meaningful investment into Eritrea and the Bisha mine allowing it to meet its full potential".
The Rovina Valley Project is one of the largest mineral deposits on the Western Tethyan mineral belt and consists of three porphyry deposits: Colnic and Rovina, and Ciresta, The project hosts measured and indicated mineral resources of 7.2 million ounces of gold and 1.4 billion pounds of copper in 406 million tonnes at 0.55 gold grams per tonne and 0.16% of contained copper.
Euro Sun is the first mining company to be granted an exploitation license without a state partner. Ratification of the mining license is expected to be completed with signatures from the required ministries shortly and this ratification will demonstrate a clear mandate for mining by the Romanian Government.

Qualified Person
The scientific and technical information presented in this press release has been reviewed and approved by Randall Ruff, Vice President Exploration for Euro Sun, who is a Qualified Persons as defined by National Instrument 43-101.

About Euro Sun Mining Inc.
Euro Sun is a Toronto Stock Exchange listed mining company focused on the exploration and development of its 100%-owned Rovina Valley gold and copper project located in west-central Romania, which hosts the second largest gold deposit in Europe.
Further information:
Investor Relations at info@eurosunmining.com or +1 416.309.4299.

Caution regarding forward-looking information: This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including risks inherent in the mining industry and risks described in the public disclosure of the Company which is available under the profile of the Company on SEDAR at www.sedar.com and on the Company's website at www.eurosunmining.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Additional Information for U.S. Investors
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a business combination transaction with Nevsun proposed by Lundin Mining and Euro Sun, which may become the subject of a registration statement filed with the U.S. Securities and Exchange Commission ("SEC"). This material is not a substitute for any prospectus or other document Lundin Mining and Euro Sun would file with the SEC regarding the proposed transaction if a negotiated transaction is agreed among Nevsun, Lundin Mining and Euro Sun or for any other document that Lundin Mining and Euro Sun may file with the SEC and send to Nevsun shareholders in connection with the proposed transaction. No tender or exchange offer for the common shares of Nevsun has commenced at this time. In connection with the proposed transaction, Lundin Mining and Euro Sun may file tender or exchange offer documents with the SEC, including a registration statement. Any definitive tender or exchange offer documents will be mailed to shareholders of Nevsun. U.S. INVESTORS AND SECURITY HOLDERS OF NEVSUN ARE URGED TO READ THESE AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Lundin Mining and Euro Sun through the web site maintained by the SEC at http://www.sec.gov.